Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

Baxalta Employee FAQs – Week of March 7th

Question	Answer

How will severance be determined?	Baxalta’s severance benefits may differ depending on location. In the US, Severance benefits are calculated based on years of service and level in the organization. Shire has committed to providing severance benefits that are at least as generous as Baxalta’s current severance plans through December 31, 2017.

Will my immigration status be impacted as a foreign national working in the United States?

Upon closing, Baxalta will remain as your sponsoring employer with your immigration status maintained and no action required.

At some point after the closing, Shire may reorganize Baxalta’s business units transferring some functions and employees to Shire. Shire then becomes the “successor-in-interest” to Baxalta for immigration purposes. In almost all respects, the impact on immigration status will be identical to what occurred when Baxalta spun off from Baxter. This means that foreign national employees holding L-1 or H-1B status who are transferred to Shire may continue their employment without any action required. Amended petitions would be required in the case of TN and E-3 visa holders before they transfer to Shire.

For employees (of any citizenship) working outside of the United States, upon closing, Baxalta will remain as your sponsoring employer with your immigration status maintained and no action is required.

If at some point after closing your sponsoring Baxalta employer is merged into Shire, your immigration status will be evaluated to determine if any action is required

How will education-reimbursement programs be affected?

It is too early to know. Shire agreed to provide employee benefits that are substantially comparable in the aggregate to those benefits currently offered under our company plans for the remainder of 2016. Shire does have a tuition reimbursement program and a comparison with Baxalta’s program will be part of the overall benefits review.

In the meantime, if you are currently enrolled in a program that has been approved as part of Baxalta’s tuition reimbursement program, continue with this semester as planned. We will continue to keep you informed and provide more specific answers as the integration progresses.

What does the acquisition of Baxalta by Shire mean and why Baxalta?	The combined company will have a strong product portfolio with a focus on rare diseases. The combined company will be well-positioned in Immunology, Oncology, Hematology, Neuroscience/Ophthalmology, GI/Internal/Endocrine, and HAE/LSD Diseases. Together, we will benefit from an expanded portfolio of products and services; expertise in R&D, commercial, and manufacturing operations; and global scale and infrastructure. These capabilities will enhance our ability to serve patients, physicians, and other stakeholders.

Question	Answer

What impact will the transition have on patients?	Shire shares our passion for patients, and the purpose of this combination is to serve customers and patients better. We intend to have the patient experience remain the same, with any changes happening seamlessly on the back-end. We are excited about the opportunities this combination will bring to serve patients even better, with an expanded portfolio of products and services. We expect a continued commitment to R&D and innovation, and together we will have the resources imperative to accelerate growth and innovative therapies for patients.

How will you be communicating this change to patients and families?	There will be a series of communications to customers and patients throughout the integration process and beyond.

Do you have something that I can give to my patients?	Patient inquiries should be facilitated by Baxalta employees, utilizing the publicly available information that is provided. You may choose to direct patients to www.rarediseaseleader.com

What does this acquisition mean for our product portfolio?	The combination is expected to offer even more innovative products to customers and patients, creating the number one leader focused in rare diseases by both products and pipeline. Together we’ll have more than 60 programs in development, with more than 50 that address rare diseases. Our combined pipeline will launch more than 30 patient therapies, if approved, by 2020.

Will our sales model/customer interaction and engagement approach and guidelines change?	The most important focus of our combined company will be to ensure a seamless transition for our patients and customers. Any decisions potentially impacting our patients will be made with great thought and would require substantial advance notice should any changes be made.

Will sales reps be allowed to continue to meet with patients, have business dinners and other interactions with HCP’s and members of the communities served after the deal closes?	The close of the deal should not have any impact on the day-to-day actions with customers and patients. The combined company will seek adherence to the highest standards of ethical and professional behavior, creating a culture of compliance and transparency.

Question	Answer

Will you continue with our current commitments to international and country-level patient groups? Through 2016? Can you comment on what will happen beyond 2016?

Yes, all existing commitments will be honored through 2016. Baxalta remains committed to providing access to healthcare and to life saving treatments. The purpose of this combination is to serve customers, patients and patient groups better.

While nothing will change in the near term, and more details will come over time, it’s important to note that Shire shares our passion for patients, and through this combination we hope to reach even more patients.

Some of our patient groups have expressed concern about a change in their day-to-day contacts because they may be assigned someone who doesn’t know their history. Is there a general intent you can share, at this time, to keep these long-standing relationships in place?	Shire believes interactions with patient groups are important. They have longstanding positive relationships with patient groups and value these interactions and partnerships. We expect that this approach will continue in the combined company.

What relationships does Shire have with patient advocacy groups?	Shire’s patient advocacy information can be found at https://www.shire.com/patients/patient-advocacy

Will the headquarters or mailing address change?	Until the transaction is completed, there will be no changes. If there are any future site changes, we will share information as soon as permitted.

How will I receive future communications and updates?	The IMO provides regular updates to the FAQs, as well as information about the progress of the integration, through the IMO Resource Center on our intranet: https://baxalta.sharepoint.com/sites/IMO/Pages/default.aspx

Will there be changes to how customers place orders, make payments or manage their account with Baxalta?

We understand there are many questions surrounding:

-   Account information and points of contact

-   Order and processing orders

-   Accounts Payable details

-   General interactions with patients and customers

For all of these questions and related topics we do not expect any immediate changes. The most important focus of our combined company will be to ensure a seamless transition for our patients and customers. Any decisions potentially impacting our patients will be made with great thought and would require substantial advance notice should any changes be made.